

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 16, 2018

Via E-Mail
Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp.
1 Rockefeller Plaza, 11th Floor
New York, New York 10020

> **Re:** **Global Partner Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2017**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 14, 2017**
> **File No. 001-37523**

Dear Mr. Zepf:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: Via E-Mail
       Joshua Englard, Esq.